Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, May 15, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 8 to May 12, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
08/05/2023	468,652	56.452402	26,456,530.94	XPAR
08/05/2023	178,308	56.493488	10,073,240.90	CEUX
08/05/2023	47,527	56.462232	2,683,480.48	TQEX
08/05/2023	13,946	56.413224	786,738.82	AQEU
09/05/2023	430,564	55.577732	23,929,770.60	XPAR
09/05/2023	212,498	55.577480	11,810,103.44	CEUX
09/05/2023	46,160	55.567632	2,565,001.91	TQEX
09/05/2023	30,520	55.541007	1,695,111.53	AQEU
10/05/2023	403,822	55.643212	22,469,953.31	XPAR
10/05/2023	166,503	55.651411	9,266,126.85	CEUX
10/05/2023	39,184	55.651442	2,180,646.11	TQEX
10/05/2023	19,463	55.657759	1,083,266.97	AQEU
11/05/2023	379,582	55.156062	20,936,248.36	XPAR
11/05/2023	193,712	55.195692	10,692,067.88	CEUX
11/05/2023	39,995	55.118795	2,204,476.19	TQEX
11/05/2023	21,168	55.139636	1,167,195.81	AQEU
12/05/2023	388,662	55.510839	21,574,953.77	XPAR
12/05/2023	173,436	55.517685	9,628,765.26	CEUX
12/05/2023	46,408	55.555554	2,578,222.17	TQEX
12/05/2023	21,930	55.541790	1,218,031.46	AQEU
Total	3,322,040	55.688653	184,999,932.76

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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